PUBLIC

SEC



18006853

ISSION
SEC

Mail Processing Section

MAR 05 2018

Washington DC
408

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SEC FILE NUMBER
8-37788

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING _____ **JANUARY 1, 2017** _____ AND ENDING _____ **DECEMBER 31, 2017** _____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST FLORIDA SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11660 NIGHT HERON DRIVE
(No. and Street)

NAPLES   **FL**   **34119**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS SCHROEDER   **239-596-2600**
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - if individual, state last, first, middle name)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND   **FLORIDA**   **32751**
(Address and City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.



OATH OR AFFIRMATION

I, _____ **DENNIS SCHROEDER** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **FIRST FLORIDA SECURITIES, INC.** _____ , as of _____ **DECEMBER** _____ **31,** __**2017**__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Public Notary

ADRIENNE GILHART
MY COMMISSION # FF998471
EXPIRES June 02, 2020
(407) 398-0153   FloridaNotaryService.com

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FLORIDA SECURITIES, INC.

FINANCIAL STATEMENTS

FOR YEAR ENDED DECEMBER 31, 2017

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of First Florida Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Florida Securities, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Florida Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of First Florida Securities, Inc.'s management. Our responsibility is to express an opinion on First Florida Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Florida Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as First Florida Securities, Inc.'s auditor since 2013.

Maitland, Florida

February 28, 2018

FIRST FLORIDA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets

Cash and cash equivalents	$	19,423
Management fees Receivable		711
Total assets	$	20,134

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	911
Total liabilities	$	911

Stockholder's Equity

Common stock, voting. $1 par value per share, 7,500 shares authorized, 100 issued and outstanding	100
Additional paid-in capital	164,000
Accumulated deficit	(144,877)
Total stockholder's equity	19,223
Total Liabilities and stockholder's equity	$ 20,134

The accompanying notes are an integral part of these financial statements.

Page 2

Note 1 – Summary of Significant Accounting Policies

Nature of Business

First Florida Securities, Inc. (Company) is a Florida corporation formed on March 17, 1987 to engage in business as a broker dealer. The company's primary business activity is marketing investment partnerships. The company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2017, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2014-2016 are subject to the examination by the related taxing authorities, generally for three years after they are filed.

Commission Income

The company earns commissions from the sale of private placements and are recognized as earned.

Other Revenue-Private Placements

Other revenue includes fees from the sale of private placements and are recognized when earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

FIRST FLORIDA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

Note 1 – Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606),* requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United State of American (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method.

In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017.

The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Business Concentrations

The Company earned revenue from two advisory clients that ccounted for approximately 94% of total revenue for the year ended December 31, 2017.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company had excess net capital of $ 13,310 and a net capital ratio of .0497 to 1.

Note 3 – Income taxes

As of December 31, 2017, the Company has approximately ($166,841) of net operating loss (NOL) carry-forward for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

Deferred tax assets:

Net operating loss carry forward	($ 166,841)
Valuation allowance for net deferred tax assets	($ 166,841)

As of December 31, 2017, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2017, the company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the company's tax returns from 2014-2016 remain open for examination.

Note 4 – Commitments and contingencies

The Company does not have any accrued commitments or contingencies.

Note 5 – Subsequent events

In accordance with the subsequent events topic of the FASB Accounting Standards Certification No. 855 (FASB ASC 855), the Company has evaluated those events and transactions that occurred from January 1, 2018 through February 28, 2018, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.